SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34605; 811-21869

NexPoint Diversified Real Estate Trust

June 1, 2022

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for deregistration under Section 8(f) of the Investment Company Act of 1940 (the "Act").

Summary of Application: NexPoint Diversified Real Estate Trust requests an order declaring that it has ceased to be an investment company.

Applicant: NexPoint Diversified Real Estate Trust ("Applicant").

Filing Dates: The application was filed on March 31, 2021 and was amended on September 13, 2021, November 5, 2021, December 2, 2021 and May 19, 2022.

Hearing or Notification of Hearing: An order granting the request will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving Applicant with a copy of the request by e-mail, if an e-mail address is listed for Applicant below, or personally or by mail, if a physical address is listed for Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on June 27, 2022 and should be accompanied by proof of service on Applicant, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing to

the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Stephanie Vitiello,

NexPoint Diversified Real Estate Trust, 300 Crescent Court, Suite 700, Dallas, TX 75201,

info@nexpoint.com; Thomas A. DeCapo and Kenneth E. Burdon, Skadden, Arps, Slate,

Meagher & Flom LLP, 500 Boylston Street, Boston, MA 02116; and R. Charles Miller, K&L

Gates, LLP, 1601 K Street NW, Washington, D.C. 20006.

FOR FURTHER INFORMATION CONTACT: Kyle R. Ahlgren, Acting Branch Chief; Marc

Mehrespand, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief

Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the file

number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1.   Applicant is a Delaware statutory trust and is a non-diversified, closed-end

management investment company registered under the Act. Prior to Applicant's Special

Meeting of Shareholders held on August 28, 2020 (the "Special Meeting"), Applicant was named

"NexPoint Strategic Opportunities Fund" and it sought to achieve the primary investment

objectives of providing its common shareholders both current income and capital appreciation by

investing in structured products, equities, other investment companies, real estate investment

trusts ("REITs"), and a variety of loans and other debt obligations.

2.   At the Special Meeting, Applicant's shareholders approved a proposal (the "Business Change Proposal") to change Applicant's business from a registered investment company to a diversified REIT that focuses primarily on investing in various commercial real estate property types and across the capital structure, including but not limited to: equity, mortgage debt, mezzanine debt and preferred equity. Notably, the proxy statement in connection with the Business Change Proposal stated that, if approved, Applicant would realign its portfolio so that it will not be considered an investment company under the Act and apply to the Commission for an order declaring that Applicant has ceased to be an investment company. Applicant represents that, in accordance with the Business Change Proposal, it began operating during its 2021 taxable year so that it may qualify for taxation as a REIT for federal tax purposes.

3.   Applicant states that, following the Special Meeting, it began to implement the Business Change Proposal, including changing its name to "NexPoint Diversified Real Estate Trust" (effective November 8, 2021), reorganizing, winding down or divesting its legacy portfolio assets and realigning its portfolio such that it is no longer an investment company under the Act. Applicant states that it holds itself out as a diversified REIT, and that its periodic reports to shareholders, press releases and website indicate that Applicant is implementing the Business Change Proposal.

4.   Applicant's investment advisory agreement ("IAA") with its investment adviser, NexPoint Advisors, L.P. (the "Adviser"), remains in effect. Applicant anticipates that if Applicant receives the order, the Adviser would continue to provide the day-to-day management of Applicant's operations pursuant to the IAA, except that the terms of the IAA would likely be amended to remove certain provisions required by the Act and to otherwise conform the IAA to

terms more customary for publicly traded REITs. Applicant represents that its officers devote

significant time to Applicant's new business strategy, including in connection with the formation

of business objectives, plans and strategies and sourcing of real estate investment opportunities.

5.   Applicant represents that it currently operates as a diversified REIT and originates

commercial mortgage loans and otherwise invests in commercial real estate through two wholly-

owned private REIT subsidiaries, NexPoint Real Estate Opportunities, LLC ("NREO") and

NexPoint Real Estate Capital LLC ("NREC"), and a majority-owned private REIT subsidiary,

NexPoint Storage Partners, Inc. ("NSP" and, together with NREO and NREC, the

"Subsidiaries"). Applicant represents that none of the Subsidiaries is an "investment company"

within the meaning of Section 3(a) of the Act, and none of the Subsidiaries is relying on the

exclusion from the definition of "investment company" in Sections 3(c)(1) or 3(c)(7) of the Act.

6.   Applicant represents that, as of May 18, 2022: (1) approximately 16% of

Applicant's total assets were comprised of "investment securities" for purposes of Sections

3(a)(1)(C) and 3(a)(2) of the Act ("Investment Securities"); and (2) approximately 24%, 17%,

and 10% of the total assets of NREO,[1] NREC, and NSP, respectively, were comprised of

Investment Securities. Applicant represents that it may establish other wholly-owned

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[1] Applicant represents that as of May 18, 2022, for purposes of Section 3(a)(1)(C) of the Act: (1)
approximately 76% of NREO's total assets consisted of fee interests in real property and its interest in a
majority-owned subsidiary (as defined in Section 2(a)(24) of the Act) that is not an investment company
and is not relying on Section 3(c)(1) or 3(c)(7) (the "NREO Subsidiary"); and (2) approximately 92.6% of
the NREO Subsidiary's total assets consisted of interests in four majority-owned subsidiaries (as defined
in Section 2(a)(24) of the Act) that are not investment companies and are not relying on Section 3(c)(1) or
3(c)(7) (such subsidiaries of the NREO Subsidiary, "NREO REIT Sub I", "NREO REIT Sub II", "NREO
REIT Sub III" and "NREO REIT Sub IV"). Applicant further represents that NREO REIT Sub I is
excluded from the definition of "investment company" by Section 3(c)(5)(C) of the Act, and that none of
NREO REIT Sub II, NREO REIT Sub III, or NREO REIT Sub IV is an investment company within the
meaning of Section 3(a) of the Act or is relying on Section 3(c)(1) or 3(c)(7) of the Act.

subsidiaries to carry out specific activities, consistent with Applicant's business of operating as a diversified REIT.

7.   Applicant represents that for the period from May 30, 2021 through May 1, 2022 (the "Transition Period"), it derived approximately 86% of its net income after taxes from investment securities (as defined in Section 3(a)(2) of the Act). Applicant notes that this high percentage of investment-related income during the Transition Period was due to Applicant's activity in realigning its portfolio to become a diversified REIT, the continued holding of legacy collateralized loan obligation ("CLO") positions while awaiting a material realization event for the principal asset underlying these CLOs, Metro-Goldwyn-Mayer Studios Inc. ("MGM"), and the receipt of the proceeds from the acquisition of MGM by Amazon.com, Inc., which closed on March 17, 2022 (the "MGM Transaction"). Applicant represents that now that the MGM Transaction has closed, neither Applicant nor the legacy CLOs maintain any positons that upon disposition are expected to result – individually or in aggregate – in the generation of income from investment securities that would be material to Applicant. Applicant further represents that for the period from May 2, 2022 through December 31, 2022, on a pro forma basis, Applicant expects to derive approximately 5% of its net income after taxes from investment securities. Finally, Applicant represents that it does not expect to derive any material portion of its net income after taxes from investment securities, and that it does not expect any of its subsidiaries (including the Subsidiaries and any future subsidiaries) to derive a material portion of its net income after taxes from investment securities.

8.   Applicant represents that upon deregistering as an investment company it will issue a press release to shareholders indicating that it is no longer a registered investment

company and will cease indicating in its financial statements that it is a registered investment company.

9. Applicant states that it is not currently a party to any litigation or administrative proceeding and has timely complied with its obligations to file annual and other reports with the Commission.

10. Applicant represents that, if the requested order is granted, it expects that its common shares will continue to be traded on The New York Stock Exchange.

Applicant's Legal Analysis:

1. Section 8(f) of the Act provides that whenever the Commission, upon application or its own motion, finds that a registered investment company has ceased to be an investment company, the Commission shall so declare by order and upon the taking effect of such order, the registration of such company shall cease to be in effect.

2. Section 3(a)(1)(A) of the Act defines an "investment company" as any issuer which "is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities." Section 3(a)(1)(B) of the Act defines an "investment company" as any issuer which "is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding."

3. Section 3(a)(1)(C) of the Act defines an "investment company" as any issuer which "is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis." Section 3(a)(2) of the Act

defines "investment securities" as "all securities except (A) Government securities, (B) securities issued by employees' securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c)."

4.   Applicant states that it is no longer an investment company as defined in Section 3(a)(1)(A), 3(a)(1)(B) or Section 3(a)(1)(C). With regard to Section 3(a)(1)(A), Applicant represents that it now operates as a diversified REIT, and argues that its historical development, its public representations, the activities of its directors and officers, the nature of its present assets and the sources of its present income support this assertion.

5.   With regard to Section 3(a)(1)(B), Applicant represents that it is not engaged, and does not propose to engage, in the business of issuing face-amount certificates of the installment type, has not been engaged in such business and does not have any such certificate outstanding.

6.   With regard to Section 3(a)(1)(C), Applicant represents that Investment Securities comprise less than 40% of the value of Applicant's total assets because Applicant's interests in the Subsidiaries (which, as discussed above, Applicant represents are not themselves investment companies and do not rely on Section 3(c)(1) or 3(c)(7) of the Act) in aggregate exceed 60% of the value of Applicant's total assets.[2]

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[2] Applicant represents that Applicant owns 100% of the voting securities of NREC and NREO and 53% of the voting securities of NSP. Applicant further represents that, to ensure that the value of Investment Securities owned by Applicant is less than 40% of its total assets, Applicant will own at least 50% of the voting securities of any subsidiaries that it may form that are not themselves investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Act.

7.	Applicant states that it is thus qualified for an order of the Commission pursuant to Section 8(f) of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary